FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the             September 17, 2002

                         Indo-Pacific Energy Ltd
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    X   Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X    No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.
(Registrant)

Date:	17th September 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

Indo-Pacific Energy Update on Huinga-1B and Goldie -1

Wellington, New Zealand – September 17, 2002-- /PRNewswire/ Indo-Pacific Energy Ltd. (OTCBB:INDOF) advises that swabbing of the fracture zone in Huinga -1B (INDOF 12.3%) where oil indications were observed during drilling, has continued during daylight hours over the last week. The well has flowed at a good rate, producing a mixture of drilling fluids and other material lost into the well, together with some gas and possibly formation water. No oil has yet been produced, although the total volume of fluids produced in the swabbing program so far is only around 10% of the volume of fluids lost during drilling. On restart of operations each morning, a limited volume of gas has been flared from the wellhead. This burns with an orange-blue flame indicating the presence of higher order hydrocarbons. The swabbing program will be terminated shortly, the results assessed, and othe r options to evaluate the well will be considered.

The Goldie -1 oil well was shut in at the beginning of September pending resolution with the government of the handling, by sale or disposal, of associated gas produced during oil production. The well ha s produced 217,800 barrels of oil to August 31. Negotiations on a gas sale contract are presently at an advanced stage. Revenues remain 100% to INDOF account under the sole risk premium payback.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.